AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This AMENDMENT dated as of the 31st day of July, 2015, to the INVESTMENT ADVISORY AGREEMENT made as of the 17th day of February, 1998, as amended on the 22nd day of September, 2008 (the “Investment Advisory Agreement”) among ALPINE EQUITY TRUST, a Massachusetts business trust (the “Trust”) and ALPINE WOODS CAPITAL INVESTORS, LLC, a Delaware limited liability company (the “Adviser”, all parties together, the “Parties”).  Capitalized terms not defined herein have the meaning ascribed to those terms in the Investment Advisory Agreement.

W I T N E S S E T H:

WHEREAS, effective as of the Closing Date of the Reorganization of Alpine Cyclical Advantage Property Fund with and into Alpine Global Infrastructure Fund, the Adviser’s monthly fee for performance of its obligations hereunder with respect to Alpine Global Infrastructure Fund will include a breakpoint in fee structure based on assets under management to match that of Alpine Cyclical Advantage Property Fund and Alpine Realty Income & Growth Fund; and

WHEREAS, the Parties wish to amend that Investment Advisory Agreement to reflect these changes.

NOW, therefore, the Parties agree as follows:

1.            Section 5 shall be deleted and replaced by the following:

“In consideration of the Adviser performing its obligations hereunder, the Trust will pay to the Adviser: (a) a monthly fee computed at the annual rates of 1% of the average daily net assets of Alpine Global Infrastructure Fund on the first $750 million of assets, 0.9% of the average daily net assets of Alpine Global Infrastructure Fund on the next $250 million in assets, and 0.8% of the average daily net assets of Alpine Global Infrastructure Fund in excess of $1 billion; (b) a monthly advisory fee computed at the annual rate of 1% of the average daily net assets of Alpine Cyclical Advantage Property Fund on the first $750 million of assets, 0.9% of the average daily net assets of Alpine Cyclical Advantage Property Fund on the next $250 million in assets, and 0.8% of the average daily net assets of Alpine Cyclical Advantage Property Fund in excess of $1 billion; (c) a monthly advisory fee computed at the annual rate of 1% of the average daily net assets of Alpine Realty Income & Growth Fund on the first $750 million of assets, 0.9% of the average daily net assets of Alpine Realty Income & Growth Fund on the next $250 million in assets, and 0.8% of the average daily net assets of Alpine Realty Income & Growth Fund in excess of $1 billion; and (d) a monthly advisory fee computed at the annual rate of 1% of the average daily net assets of Alpine International Real Estate Equity Fund and Alpine Emerging Markets Real Estate Fund.”

2.            In all other respects the Investment Advisory Agreement remains unchanged and of full force and effect.

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written.

ALPINE EQUITY TRUST

By	/s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE WOODS CAPITAL INVESTORS, LLC

By	/s/ Samuel A. Lieber
Name: Samuel A. Lieber
Title: Chairman/CEO